787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 30, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keira Nakada

Rufus Decker

Alyssa Wall

Mara Ransom

Re:	Ingram Micro Holding Corporation

Amendment No. 12 to Draft Registration Statement on Form S-1

Submitted September 6, 2024

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated September 19, 2024, relating to the above referenced Amendment No. 12 to the Draft Registration Statement on Form S-1 confidentially submitted on September 6, 2024 (the “Amendment”).

In connection with such responses, the Company will be submitting, electronically via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

September 30, 2024

Business

Overview, page 143

1.

We note your disclosure describing your Flexible Subscription Engine “which uses AI and ML technologies to manage cloud and XaaS monthly and annual recurring subscription services together with product purchases.” Please clarify what you mean by artificial intelligence and machine learning in this context, explain how it is used in your FSE and Ingram Micro Xvantage and how such usage may differ from algorithmic code that automates processes in your platform. In addition, clarify whether you utilize third-party artificial intelligence products or internally developed artificial intelligence processes. If you use third-party products, explain any applicable licensing terms or arrangements.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in multiple places, including on page 151 of the Registration Statement, to explain in greater detail our use of artificial intelligence (“AI”) and machine learning (“ML”) within our Xvantage platform, and to define such terms based on the NIST Artificial Intelligence Risk Management Framework. In doing so, we have removed reference to our flexible subscription engine, which was a precursor to, and has been integrated into, our larger and more comprehensive Xvantage platform, which is currently the Company’s sole platform implementing AI and ML technologies. This change was made to simplify the disclosure and to focus on the present state of the platform, which now includes more than 20 engines, many of which use AI and/or ML technologies to provide a unified and personalized experience for users.

2.

With a view to understanding the risks associated with your use of AI and ML and the risk factor you discuss on page 58, which acknowledges the rapidly evolving legal and regulatory landscape, clarify the jurisdictions in which your product and services offerings that incorporate AI and ML are offered. In this regard, you indicate that Ingram Micro Xvantage has been launched in “key countries.”

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in multiple places, including on page 151 of the Registration Statement, to clarify that AI and ML are foundational components of our Xvantage platform and are incorporated in the Xvantage offering for each of the fourteen countries in which the platform has been introduced to date, as listed on page 64.

*   *   *   *

Securities and Exchange Commission

September 30, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation